Stifel Financial Investor Presentation

February 2012

STIFEL FINANCIAL

Disclaimer

Forward-Looking Statements

This presentation may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 that involve significant risks, assumptions, and uncertainties, including statements relating to the market opportunity and future business prospects of Stifel Financial Corp., as well as Stifel, Nicolaus & Company, Incorporated and its subsidiaries (the "Company"). These statements can be identified by the use of the words "may," "will," "should," "could," "would," "plan," "potential," "estimate," "project," "believe," "intend," "anticipate," "expect," and similar expressions. In particular, these statements may refer to our goals, intentions, and expectations, our business plans and growth strategies, our ability to integrate and manage our acquired businesses, estimates of our risks and future costs and benefits, and forecasted demographic and economic trends relating to our industry.

You should not place undue reliance on any forward-looking statements, which speak only as of the date they were made. We will not update these forward-looking statements, even though our situation may change in the future, unless we are obligated to do so under federal securities laws.

Actual results may differ materially and reported results should not be considered as an indication of future performance. Factors that could cause actual results to differ are included in the Company's annual and quarterly reports and from time to time in other reports filed by the Company with the Securities and Exchange Commission and include, among other things, changes in general economic and business conditions, actions of competitors, regulatory and legal actions, changes in legislation, and technology changes.

Note Regarding the Use of Non-GAAP Financial Measures

The Company utilized non-GAAP calculations of presented net revenues, compensation and benefits, non-compensation operating expenses, income before income taxes, provision for income taxes, net income, compensation and non-compensation operating expense ratios, pre-tax margin and diluted earnings per share as an additional measure to aid in understanding and analyzing the Company's financial results. Specifically, the Company believes that the non-GAAP measures provide useful information by excluding certain items that may not be indicative of the Company's core operating results and business outlook. The Company believes that these non-GAAP measures will allow for a better evaluation of the operating performance of the business and facilitate a meaningful comparison of the Company's results in the current period to those in prior periods and future periods. Reference to these non-GAAP measures should not be considered as a substitute for results that are presented in a manner consistent with GAAP. These non-GAAP measures are provided to enhance the overall understanding of the Company's current financial performance.

STIFEL FINANCIAL

I. Stifel Financial Overview

Stifel Financial Overview

Stifel Financial (NYSE: SF)

Financial services firm demonstrating *growth*, *scale* and *stability*
- $2.0 billion market capitalization[1]
- 2011 Represented our 16th year of consecutive record net revenues
- Balanced business model
- Top performing financial stock over the past ten years
- 38% Insider ownership [2]

Global Wealth Management (GWM)

- Private Client
- Stifel Bank & Trust
- Customer Financing
- Asset Management

- National presence with over 1,980 Financial Advisors

- $119 billion in total client assets

Institutional Group (IG)

- Independent Research
- Institutional Equity & Fixed Income Brokerage
- Equity & Fixed Income Capital Raising
- M&A Advisory

- One of the largest U.S. equity research platforms – over 1,000 stocks under coverage

- Broad product portfolio & industry expertise

(1) As of 2/22/12. (2) Insider ownership percentage includes all fully diluted shares, units outstanding, options outstanding, as well as shares owned by Stifel's former Chairman as of 12/13/2011.

Stifel Financial Overview

A Growth Story…

Net Revenues ($MM)

CAGR: 32%

2005	$264
2006	$452
2007	$763
2008	$870
2009	$1,091
2010	$1,382
2011	$1,417

Core Net Income ($MM)

CAGR: 33%

2005	$21
2006	$40
2007	$67
2008	$73
2009	$76
2010	$125
2011	$114

Total Equity ($MM)

CAGR: 43%

2005	$155
2006	$220
2007	$425
2008	$593
2009	$873
2010	$1,254
2011	$1,302

Total Client Assets ($BN)

CAGR: 28%

2005	$27
2006	$35
2007	$59
2008	$52
2009	$91
2010	$111
2011	$119

Financial Advisors [1]

CAGR: 21%

Year	Value
2005	644
2006	735
2007	1,163
2008	1,315
2009	1,885
2010	1,935
7/3	1,987

Book Value Per Share [2]

CAGR: 24%

2005	$6.81
2006	$8.23
2007	$12.24
2008	$15.12
2009	$19.24
2010	$24.42
2011	$25.10

(1) Includes Independent Contractors.
(2) Book Value Per Share adjusted for April 2011 three-for-two stock split.

Stifel Financial Overview

Building Scale…

Strategic Growth Through Acquisitions

 **STONE & YOUNGBERG**
- Investment Banking
- Sales and Trading
- Private Client
- October 2011

 **Thomas Weisel Partners** *Experts in Growth*
- Investment Banking
- Sales and Trading
- Research
- July 2010

UBS
- Private Client
- October 2009

 **ButlerWick** investments·trust·insurance
- Private Client
- Public Finance
- December 2008

RYAN BECK & CO.
- Private Client
- Capital Markets
- February 2007

 **LEGG MASON CAPITAL MARKETS**
- Capital Markets
- December 2005

		2005[1]	12/31/2011
Retail Brokerage Network	Financial Advisors	467	1,987
	Private Client Branches	94	291
Equity Research	Senior Research Analysts	23	86
	Companies Under Coverage	230	1,197
Equity Institutional Brokerage	Sales and Trading Professionals	37	178
	Institutional Clients	500	3,500
Fixed Income Institutional Brokerage	Sales and Trading Professionals	17	201
	Institutional Clients	1,500	3,950
Investment Banking	Equity Professionals	23	250
	Fixed Income Professionals	43	103
	M&A Professionals	2	8
	Industry Groups	5	11

[1] As of September 2005.

Stifel Financial Overview



Stability Achieved Through A Balanced Business Model

- Balanced business model facilitates growth during volatile markets

- Stable GWM business is augmented by profitable and growing Institutional Group

- Proven ability to grow all businesses

Net Revenues		Operating Contribution	
2010	**2011**	**2010**	**2011**






Note: Net revenues and operating contribution excludes the Other segment.

7

Stifel Financial Overview

Cumulative Price Appreciation As of February 22, 2012

Since 12/31/11		Since 12/31/06		Since 12/31/01	
Goldman Sachs Group	26.46%	Stifel Financial Corp.	119.26%	Stifel Financial Corp.	992.28%
Morgan Stanley	23.79%	Raymond James Financial	15.14%	Raymond James Financial	121.07%
Greenhill & Co.	23.62%	S&P 500 Index	-4.28%	Jefferies Group	43.51%
FBR Capital Markets	20.00%	Evercore Partners	-23.83%	Edelman Financial Group	41.18%
Stifel Financial Corp.	19.28%	Lazard	-36.63%	Goldman Sachs Group	23.30%
Lazard	14.90%	Greenhill & Co.	-39.08%	S&P 500 Index	18.25%
KBW	13.64%	KBW	-41.31%	Legg Mason	-20.08%
Piper Jaffray	13.17%	Goldman Sachs Group	-42.63%	Oppenheimer	-40.35%
Raymond James Financial	12.73%	Jefferies Group	-43.40%	Morgan Stanley	-66.52%
Legg Mason	10.73%	Edelman Financial Group	-43.62%	SWS Group	-66.94%
Jefferies Group	10.40%	Oppenheimer	-49.46%	Cowen Group	NM
Edelman Financial Group	9.59%	Piper Jaffray	-64.91%	Evercore Partners	NM
S&P 500 Index	7.96%	Legg Mason	-71.98%	FBR Capital Markets	NM
Evercore Partners	5.45%	SWS Group	-76.43%	Greenhill & Co.	NM
Cowen Group	5.41%	Morgan Stanley	-77.00%	JMP Group	NM
Oppenheimer	4.84%	Cowen Group	NM	KBW	NM
JMP Group	3.64%	FBR Capital Markets	NM	Lazard	NM
SWS Group	-18.34%	JMP Group	NM	Piper Jaffray	NM

II. Global Wealth Management

Global Wealth Management

Provides Securities Brokerage Services and Stifel Bank Products

Overview

- Grown from 600+ financial advisors in 2005 to over 1,980[1] financial advisors currently

- Proven organic growth and acquirer of private client business (56 UBS branches, Butler Wick, Ryan Beck)

- Retail investors are generally mid- to long-term buyers

- Goal of providing price stability and support to the institutional order book

- Strategy of recruiting experienced advisors with established client relationships

- Expanding U.S. footprint

Net Revenues ($MM)



CAGR: 29%

Operating Contribution ($MM)



CAGR: 30%

(1) Includes Independent Contractors.

Global Wealth Management

Opportunity Through Growth

GWM Broker Growth [1]



GWM Branch Growth



GWM Account Growth



GWM Assets Under Management Growth ($MM)



(1)   Includes Independent Contractors.

Global Wealth Management – Stifel Bank & Trust

Overview

- Acquired FirstService Bank, a St. Louis-based, Missouri-chartered commercial bank, in April 2007
- Stifel Financial became a bank holding company and financial services holding company
- Balance sheet growth with low-risk assets
- Funded by Stifel Nicolaus client deposits
- Maintain high levels of liquidity

Strength of Brokerage Position

- Offers banking products (securities based loans and mortgage loans) within the GWM client base, including establishing trust services
  - Built-in source of business
  - High net worth clients
- Highly efficient due to lack of "brick and mortar" deposit focused facilities

Interest Earnings Assets



Cash ■ Investment Securities ■ Loans Receivable

Total: $1.9 Billion

Investment Portfolio



■ ABS ■ Munis ■ MBS
■ Corporates ■ Agency MBS ■ CMBS

Total: $1.4 Billion

Loan Portfolio (Gross)



■ Residential Real Estate ■ Securities-Based Lending
■ HELOC ■ Commercial & Industrial

Total: $638 Million[1]

Note: Data as of 12/31/11.
(1) Construction and Land and Commercial Real Estate make up less than 1% of the loan portfolio

III. Institutional Group

Institutional Group

Overview

- Provides securities brokerage, trading, research, underwriting and corporate advisory services
- One of the largest provider of U.S. Equity Research
- 2nd largest Equity trading platform in the U.S. outside of the Bulge Bracket[2]
- Full Service Middle-Market Investment Bank
- Comprehensive Fixed Income platform

Net Revenues ($MM)[1]



Equity Brokerage + Investment Banking[1]



Fixed Income Brokerage + Investment Banking



2010 represents twelve months for Stifel and the first six months ($84 mm) for TWPG. (1) Includes TWPG historical investment banking and brokerage revenues. (2) Based on 2011 U.S. trading volume per Bloomberg.

Institutional Group – Research

Largest U.S. Equity Research Platform

U.S. Equity Research Coverage [1]

Rank	Firm	Companies Under Coverage	
		Overall	Small Cap [2]
1	JPMorgan	1,080	194
2	**Stifel Nicolaus**	**1,034**	**370**
3	Bank of America Merrill Lynch	1029	182
4	Barclays Capital	953	127
5	Goldman Sachs	918	97
6	Citi	902	145
7	**Raymond James**	**889**	**324**
8	RBC Capital Markets	846	181
9	Deutsche Bank	832	145
10	Credit Suisse	829	140
11	Morningstar, Inc.	790	77
12	Wells Fargo Securities	789	142
13	UBS	785	91
14	**Jefferies & Co.**	**784**	**209**
15	Morgan Stanley	770	99
16	Sidoti & Company LLC	665	496
17	**Robert W. Baird & Co.**	**647**	**193**
18	BMO Capital Markets	542	120
19	Macquarie Group	516	102
20	**Oppenheimer & Co.**	**514**	**154**

(1) Source: StarMine rankings as of 1/31/12. Does not include Closed End Funds.
(2) Small Cap includes market caps less than $1 billion; Mid Cap includes market caps less than $5 billion.
Note: Bold font indicates middle-market firms. Research coverage distribution as of 2/17/12.
T12M refers to trailing twelve months.

Stifel Research Highlights

- Currently cover more than 50% of the S&P 500
- Second largest provider of U.S. Small-Cap Research
- Largest provider of U.S. Technology, Real Estate and Aerospace & Defense Research
- 3rd largest provider of U.S. Financial Research
- Top 3 ranking in 5 of 13 StarMine industry sectors (based on T12M recommendations)

Coverage Balanced Across All Market Caps [2]



Small Cap 38%
Large Cap 27%
Mid Cap 35%

Institutional Group – Research

The Stifel Research Model

The Stifel Research Model

- >50% of analysts worked in the field they cover

- ~35% of analysts initially joined as associates

- Average Stifel analyst has 10 years of experience

- More than 1/3 of analysts have the CFA designation

- Each analyst covers all market caps within their sector

Research Accolades

Proven, Consistent - Qualitative Results

- Only firm ranked in the top 12 each year for the last 8 years in the WSJ Best on the Street Survey and StarMine Awards
- #1 in WSJ Best on the Street Survey 2010
- #2 in 2011 & 2010 StarMine Awards with the most #1 awards in 2011 Stock Picking

WSJ 2010 "Best On The Street" Survey

Rank	Broker	# of Awards
1	**Stifel**	**14**
2	Credit Suisse	8
3	Deutsche Bank	7
3	J.P. Morgan Chase	7
3	UBS	7
6	BofA Merrill Lynch	6
6	**Raymond James**	**6**
6	Wells Fargo	6
9	Barclays Capital	5
9	Citigroup	5
9	**Keefe Bruyette & Woods**	**5**
9	**KeyBanc Capital Markets**	**5**
9	**Oppenheimer & Co.**	**5**

StarMine 2011 Broker Rankings

Rank	Firm	# of Awards
1	Goldman Sachs	16
2	**Stifel Nicolaus**	**15**
2	UBS	15
4	Barclays Capital	13
4	Citi	13
6	**Raymond James**	**12**
6	RBC Capital Markets	12
8	BMO Capital Markets	10
8	Deutsche Bank Securities	10
8	Morgan Stanley	10

Source: WSJ 2010 "Best on the Street" survey (includes Stifel and TWP); StarMine Monitor.
Note: Bold font indicates middle-market firms.

Institutional Group – Equity Sales and Trading

STIFEL FINANCIAL

Powerful Platform Spanning North America and Europe

Institutional Equity Sales

- 130 person sales force, commission based
- Experts in small and mid cap growth and value
- Team based sales model with 2-4 coverage sales people per account
- Team leaders have an average of 15 years experience
- Offices in all major institutional markets in North America & Europe
- Accounts range from large mutual funds to small industry focused investors
- Managed over 675 non-deal roadshow days in 2011

Equity Trading

- 40 coverage traders located in
  - Baltimore, New York, Boston, Dallas, San Francisco, Cleveland, London, and Canada
- 20 position traders covering each major industry
- Agency model – no proprietary trading or prime brokerage
- Profitable model with advantages of scale

Distribution Network: Over 200 Professionals Globally

- Agency model – no proprietary trading or prime brokerage
- Major liquidity provider to largest equity money management complexes
- Multi-execution venues: high-touch, algorithms, program trading and direct market access
- Dedicated convertible sales, trading and research desk

Institutional Group – Fixed Income

STIFEL
FINANCIAL

Strong Fixed Income Capital Markets Capabilities

Overview

- Comprehensive platform
  - Approximately 50 traders averaging 14 years of experience
  - Annual client trade volume approaching $300 billion
- *Institutional Investor All-Star* nominated team
- Widespread distribution
  - 130 fixed income sales professionals covering over 3,300 account relationships
  - 33 institutional fixed income offices nationwide

Client Distribution



Government 6%
Other 7%
Broker/Dealer 8%
Insurance 12%
Money Manager 34%
Bank/Thrift 33%

Platform & Products

- Focus on long-only money managers and income funds versus hedge funds

- Consistency of execution

- Identification of relative value through security selection

- Agency/Gov't Securities
- Money Markets
- Mortgages
- Asset-Backed Securities
- Investment Grade Credit
- High Yield Credit
- Aircraft Finance & Credit Solutions
- Whole Loans
- Municipals
- Emerging Markets
- Structured Products
- Stifel Capital Advisors

Institutional Group – Investment Banking

Accomplished U.S. Equity Underwriting Franchise – All Equity Transactions

All Managed Equity Deals Since 2005

($ in billions)

Rank	Firm	# of Deals	$ Volume
1	Bank of America Merrill Lynch	1,323	$829.8
2	JPMorgan	1,247	$746.5
3	Citi	1,011	$607.7
4	UBS	976	$559.2
5	Wells Fargo Securities	951	$490.3
6	Morgan Stanley	948	$629.8
7	Barclays Capital	858	$509.2
8	Credit Suisse	817	$548.5
9	Deutsche Bank	764	$453.7
10	Goldman Sachs	756	$541.7
11	RBC Capital Markets	744	$311.7
12	**Stifel Nicolaus Weisel**	**684**	**$175.2**
13	**Raymond James**	**495**	**$170.2**
14	**Oppenheimer & Co Inc**	**484**	**$95.4**
15	**Piper Jaffray & Co**	**438**	**$133.1**
16	**Jefferies & Company**	**409**	**$86.9**
17	**Robert W Baird & Co**	**300**	**$84.2**
18	**Keefe Bruyette & Woods**	**299**	**$129.4**
19	**BMO Capital Markets**	**272**	**$99.1**
20	**KeyBanc Capital Markets**	**263**	**$85.1**

Bookrun Equity Deals Since 2005

($ in billions)

Rank	Firm	# of Deals	% Bookrun	$ Volume
1	Bank of America Merrill Lynch	1,029	78%	$192.4
2	JPMorgan	872	70%	$176.9
3	Morgan Stanley	768	81%	$162.6
4	Citi	741	73%	$139.1
5	Goldman Sachs	607	80%	$164.6
6	Barclays Capital	602	70%	$96.4
7	UBS	584	60%	$81.8
8	Credit Suisse	533	65%	$86.7
9	Deutsche Bank	436	57%	$56.7
10	Wells Fargo Securities	429	45%	$50.9
11	**Jefferies & Company**	**199**	**49%**	**$13.7**
12	RBC Capital Markets	182	24%	$17.2
13	**Stifel Nicolaus Weisel**	**130**	**19%**	**$7.5**
14	**Piper Jaffray & Co**	**117**	**27%**	**$6.2**
15	**Raymond James**	**111**	**22%**	**$8.1**
16	**Keefe Bruyette & Woods**	**109**	**36%**	**$8.6**
17	**Oppenheimer & Co Inc**	**96**	**20%**	**$4.2**
18	**Roth Capital Partners**	**80**	**58%**	**$2.3**
19	**Sandler O'Neill & Partners**	**79**	**43%**	**$6.8**
20	**FBR**	**60**	**33%**	**$5.7**

Source: Dealogic. Rank eligible SEC registered IPOs and Follow-On offerings since 2005. Includes demutualizations. As of 1/31/12.
Note: $ Volume represents full credit to underwriter for All Managed Equity Deals and apportioned credit to bookrunner for Bookrun Equity Deals.
Note: Stifel results based on pro forma figures for both Stifel and TWP.
Note: Bold font indicates middle-market firms.

IV. Financial Results

Stifel Financial Corp. Results

Year ended December 31, 2011

	Year Ended December 31, 2011				
($ in thousands, except per share amounts)	GAAP	Non-core [1]	Non-GAAP	Year Ended 12/31/10 (Non-GAAP)	% Change [2]
Net revenues	$ 1,416,562	$ 112	$ 1,416,674	$ 1,384,152	**2.3%**
Compensation and benefits	900,421	(1,722)	898,699	870,149	**3.3%**
Non-comp operating expenses	377,533	(45,814)	331,719	307,032	**8.0%**
Total non-interest expenses	1,277,954	(47,536)	1,230,418	1,177,181	**4.5%**
Income before income taxes	138,608	47,648	186,256	206,971	**(10.0%)**
Provision for income taxes	54,474	18,220	72,694	82,211	**(11.6%)**
Net income	$ 84,134	$ 29,428	$ 113,562	$ 124,760	**(9.0%)**
Earnings per share: [3]					
Diluted	$ 1.33		$ 1.80	$ 2.16	**(16.7%)**
Ratios to net revenues:					
Compensation and benefits	63.6%		63.4%	62.9%	
Non-comp operating expenses	26.6%		23.5%	22.1%	
Income before income taxes	9.8%		13.1%	15.0%	

[1] Non-core items consist primarily of litigation-related expenses associated with the civil lawsuit and related regulatory investigation in connection with the ongoing matter with five southeastern Wisconsin school districts and operating expenses related to legacy TWPG (primarily market data service fees, professional fees and litigation costs).

[2] Non-GAAP results for the year ended December 31, 2011 compared to non-GAAP results for the year-ago period.

[3] Per share information for the year ended December 31, 2010 has been adjusted to reflect the April 2011 three-for-two stock split.

Sources of Revenues

	Year Ended		
($ in thousands)	12/31/11	12/31/10	% Change
Commissions	$ 561,081	$ 445,260	26.0%
Principal transactions	343,213	453,533	(24.3%)
Asset mgt and service fees	228,834	193,159	18.5%
Capital raising	124,648	135,898	(8.3%)
Advisory	74,936	82,206	(8.8%)
Investment banking	199,584	218,104	(8.5%)
Other	19,731	19,855	(0.6%)
Total operating revenues	1,352,443	1,329,911	1.7%
Interest revenue	89,466	65,326	37.0%
Total revenues	1,441,909	1,395,237	3.3%
Interest expense	25,347	13,211	91.9%
Net revenues	$ 1,416,562	$ 1,382,026	2.5%

Brokerage Revenues

	Year Ended		
($ in thousands)	**12/31/11**	12/31/10	**% Change**
Taxable debt	**$ 185,192**	$ 231,930	**(20.2%)**
Municipal debt	**83,454**	75,484	**10.6%**
Equities	**34,837**	90,739	**(61.6%)**
Other	**39,730**	55,380	**(28.3%)**
Principal transactions	**$ 343,213**	$ 453,533	**(24.3%)**
Commissions	**561,081**	445,260	**26.0%**
	$ 904,294	$ 898,793	**0.6%**

Core Segment Comparison

	Year Ended		
($ in thousands)	**12/31/11**	12/31/10	**% Change**
Net revenues:			
Global Wealth Management	**$ 908,158**	$ 843,269	**7.7%**
Institutional Group	**507,397**	541,839	**(6.4%)**
Other	**1,119**	(956)	**nm**
	$ 1,416,674	$ 1,384,152	**2.3%**
Operating contribution:			
Global Wealth Management	**$ 235,267**	$ 194,023	**21.3%**
Institutional Group	**63,269**	129,535	**(51.2%)**
Other	**(112,280)**	(116,587)	**(3.7%)**
	$ 186,256	$ 206,971	**(10.0%)**

Statement of Financial Condition

As of December 31, 2011

Total Assets ($ in Billions)



Total Capitalization ($ in Billions)



Leverage Ratio



Book Value Per Share



V. Conclusion

Opportunities Drive our Growth

Stifel is Well-Positioned to Take Advantage of Opportunities

Strategic Initiatives

- Attract and retain high-quality talent

- Continue building client facing, agency-only businesses

- Continue to expand private client footprint in the U.S.

- Continue to expand institutional equity and fixed income businesses

- Continue to expand investment banking

- Focus on asset generation within Stifel Bank

- Expand traditional asset management capabilities

- Approach acquisition opportunities with discipline

Strong Balance Sheet Facilitates Growth